Mail Stop 3561

January 30, 2009

<u>Via Fax & U.S. Mail</u>

Mr. David P. Yeager, Chief Executive Officer
Hub Group, Inc.
3050 Highland Parkway, Suite 100
Downers Grove, Illinois 60515

  Re: Hub Group, Inc.
    Form 10-K for the year ended December 31, 2007
    Filed February 22, 2008
    File No. 000-27754

Dear Mr. Yeager:

We have completed our review of your Annual Report on Form 10-K and have no further comments at this time.

      Sincerely,

      Linda Cvrkel
      Branch Chief